Asset Classes	Selected Venues in Which We Make Markets
North, Central and South America ("Americas") Equities	NYSE, NASDAQ, DirectEdge, NYSE Arca, NYSE MKT (formerly NYSE Amex), BATS, IEX, TMX, ICE, CME, BM&F Bovespa, major dark pools
Europe, Middle East and Africa ("EMEA") Equities	LSE, Deutsche Boerse, NASDAQ OMX, NYSE Euronext, Eurex, Chi-X, BME, XETRA, NYSE Liffe, Turquoise, Borsa Italiana, SIX Swiss Exchange, Johannesburg Stock Exchange
Asia and Pacific ("APAC") Equities	TSE, SGX, OSE, SBI Japannext, TOCOM
Global Commodities (including energy, metals and other commodities)	CME, ICE, TOCOM, SGX, NYSE Liffe, EBS
Global Currencies (including futures contracts in FX)	CME, ICE, Currenex, EBS, HotSpot, Reuters, FXall, LMAX
Options, Fixed Income and Other Securities	CBOE, PHLX, NYSE Arca Options, eSpeed, BOX, BrokerTec

We refer to our market making activities as being "market neutral," which means that we are not dependent on the direction of a particular market and do not speculate. Our market making activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. See "Business — Overview" for more information regarding our strategies. Our revenue generation is driven primarily by transaction volume across a broad range of securities, asset classes and geographies. We avoid the risk of long or short positions in favor of seeking to earn small bid/ask spreads on large trading volumes across thousands of securities and other financial instruments. While we seek to eliminate the price risk of long or short positions, a great number of our trades are not profitable. For example, for the 61 trading days of the first quarter of 2014, we averaged approximately 3.2 million trades per day globally across all asset classes, approximately 49.6% of which were not profitable (approximately 48.0% of our trades in U.S. equities were not profitable), with the remainder profitable.

We do not engage in the types of principal investing and predictive, momentum and signal trading in which many other broker-dealers and trading firms engage. In fact, in order to minimize the likelihood of unintended activities by our market making strategies, if our risk management system detects a trading strategy generating revenues outside of our preset limits, it will freeze, or "lockdown," that strategy and alert risk management personnel and management. Although this approach may prevent us from maximizing potential returns in times of extreme market volatility, we believe the reduction in risk is an appropriate trade-off that is in keeping with our aim of generating consistently strong revenue from trading.

For the years ended December 31, 2013 and 2012, our total revenues were approximately $664.5 million and $615.6 million, respectively, our trading income, net, was approximately $623.7 million and $581.5 million, respectively, our Adjusted Net Trading Income was approximately $414.5 million and $366.3 million, respectively, our net income was approximately $182.2 million and $87.6 million, respectively, and our Adjusted Net Income was approximately $215.4 million and $188.3 million, respectively. For the year ended December 31, 2013, we earned approximately 27% of our Adjusted Net Trading Income from Americas equities (of which approximately 20% was attributable to U.S. equities and approximately 7% was attributable to Canadian and Latin American equities), 11% from EMEA equities, 11% from APAC equities, 23% from global commodities, 20% from global currencies and 9% from options, fixed income and other securities. For a reconciliation of Adjusted Net Trading Income to trading income, net, and Adjusted Net Income to net income, see " — Summary Historical and Pro Forma Consolidated Financial and Other Data." Since our inception, we have sought to broadly diversify our market making across securities, asset classes

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition (Continued)

As of December 31, 2013

(In thousands, except per interest and share data)	Actual	Adjustments for the Reorganization Transactions Other than the Tax Receivable Agreements	Adjustments for Reorganization Transactions Involving Silver Lake Equityholders	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for the Pre-IPO Distributions	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Class A-1 redeemable membership interest(1) . . .	250,000	(127,577)(j)	(122,423)(k)	—	—	—	—	—
Equity								
Class A-1 — Authorized and Issued — 1,964,826 interests, Outstanding — 1,964,826 interests at December 31, 2013	19,648	(19,648)(j)	—	—	—	—	—	—
Class A-2 — Authorized and Issued — 100,627,010 interests, Outstanding — 99,459,345 interests at December 31, 2013	256,340	(256,340)(j)	—	—	—	—	—	—
Class A common stock (par value, $0.00001), 1,000,000,000 shares authorized and 27,732,808 shares outstanding	—	—	—(k)	—	—	—	—(f)	—
Class B common stock (par value, $0.00001), 175,000,000 shares authorized and 0 shares outstanding	—	—	—	—	—	—	—	—
Class C common stock (par value, $0.00001), 90,000,000 shares authorized and 30,288,918 shares outstanding	—	—(j)	—	—	—	—	—(j)	—
Class D common stock (par value, $0.00001), 175,000,000 shares authorized and 80,099,355 shares outstanding	—	1(j)	—	—	1	—	—	1
Additional paid-in capital . . .	—	(6,608)(d)	122,423(k)	(19,368)(i)	96,449	(75,652)(g)	62,333(h)	83,130
Accumulated deficit	(74,027)	(74,027)(d)	—	—	—	—	(5,874)(a)	(5,874)
Accumulated comprehensive income	1,327	—	—	—	1,327	—	—	1,327
Total members' equity/ shareholders' equity	203,288	(208,566)	122,423	(19,368)	97,777	(75,652)	56,459	78,584
Non-controlling interest	—	336,143(d)(j)	—	—	336,143	—	(23,347)(a)(d)	312,796
Total equity	$ 203,288	$ 127,577	$122,423	$ (19,368)	$ 433,920	$(75,652)	$ 33,112	$ 391,380
Total liabilities and equity . . .	$3,963,570	$ —	$ —	$ 131,961	$4,095,531	$(75,652)	$ 33,112	$4,052,991

(1) The Class A-1 interests of Virtu Financial are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests of Virtu Financial are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. See ''Organizational Structure — The Reorganization Transactions.''

See accompanying notes to unaudited pro forma financial information.

The weighted average number of shares underlying the diluted earnings per share calculation similarly reflects the 27,732,808 shares of Class A common stock outstanding after the offering but does not include the conversion of the Class A common stock options as they were deemed to have an anti-dilutive impact at this time. Additionally, the conversion of Class C and Class D common shares would not have a dilutive effect on earnings per share as net income attributable to controlling interests would increase proportionately with each conversion.

(f) The following sets forth the estimated sources and uses of funds in connection with the reorganization transactions and this offering, assuming the issuance of 20,973,675 shares of Class A common stock at a price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus):

- Sources:
  - $356.6 million gross cash proceeds to us from the offering of Class A common stock.
- Uses:
  - we will use $25.0 million to pay underwriting discounts and commissions;
  - we will contribute $46.5 million to Virtu Financial in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Virtu Financial Units we receive, by the amount of any expenses we pay in connection with this offering (which we estimate will be approximately $13.4 million) that are not otherwise paid or for which we are not otherwise reimbursed by Virtu Financial);
  - we will use $87.4 million to purchase Class A common stock from the Silver Lake Post-IPO Stockholder at a net price equal to the price paid by the underwriters for shares of our Class A common stock; and
  - we will use $197.7 million to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management, at a net price equal to the price paid by the underwriters for shares of our Class A common stock.

(g) Reflects the Pre-IPO Distributions, which consist of (i) cash distributions by Virtu Financial to its equityholders in an aggregate amount of $25.0 million in January 2014 and $20.0 million in March 2014 (funded from cash on hand) and (ii) anticipated cash distributions by Virtu Financial to its pre-IPO equityholders in an aggregate amount of $30.7 million, following the consummation of this offering, as of a record date prior to the commencement of the reorganization transactions. We expect that the anticipated cash distributions to the pre-IPO equityholders following the consummation of this offering will be funded from cash on hand, which was approximately $68.2 million as of March 31, 2014 (after giving effect to the distributions in January and March 2014).

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

The effects on non-controlling interests relate to the following ($ in thousands):

Reclassification of Class A-1 redeemable membership interests into Virtu Financial Units	$127,577
Reclassification of Class A-1 membership interests into Virtu Financial Units	$ 19,648
Reclassification of Class A-2 membership interests into Virtu Financial Units	$256,340
Reclassification of accumulated deficit attributable to the Virtu Pre-IPO members	$ (74,027)
Reclassification to additional paid-in capital to arrive at the total Pro-Forma non-controlling interests as 79.9% non-controlling interest of the total Pro-Forma equity.	$ 6,605
	$336,143

(k) Reflects adjustments to give effect to the Mergers, in which we will acquire 12,289,333 Virtu Financial Units in exchange for issuing 12,289,333 shares of Class A common stock, and rights to receive payments under a tax receivable agreement, to the Silver Lake Post-IPO Stockholder.

activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. Our revenue generation is driven primarily by transaction volume across a broad range of securities, asset classes and geographies. We avoid the risk of long or short positions in favor of seeking to earn small bid/ask spreads on large trading volumes across thousands of securities and financial instruments. While we seek to eliminate the price risk of long or short positions, a great number of our trades are not profitable. For example, for the 61 trading days of the first quarter of 2014, we averaged approximately 3.2 million trades per day globally across all asset classes, approximately 49.6% of which were not profitable (approximately 48.0% of our trades in U.S. equities were not profitable), with the remainder profitable.

We do not engage in the types of principal investing and predictive, momentum and signal trading in which many other broker-dealers and trading firms engage. In fact, in order to minimize the likelihood of unintended activities by our market making strategies, if our risk management system detects a trading strategy generating revenues outside of our preset limits, it will freeze, or ''lockdown,'' that strategy and alert risk management personnel and management. Although this approach may prevent us from maximizing potential returns in times of extreme market volatility, we believe the reduction in risk is an appropriate trade-off that is in keeping with our aim of generating consistently strong revenue from trading.

Our market making activities employ the following three basic strategies: a ''single instrument'' market making strategy, a ''one to one'' market making strategy and a ''one to many'' market making strategy. The single instrument market making strategy involves actively quoting in a single instrument with the intention of profiting by capturing the spread between the bid and offer. This strategy places buy orders, or bids, and sell orders, or offers, in the market for the subject instrument at or near the inside of the market with the intention of achieving an execution. If another market participant executes against the strategy's bid or offer by crossing the spread, the strategy will attempt to exit the position by continuing to quote on the opposite side of the market in order to execute an off-setting position. The one to one market making strategy involves continuously quoting a two-sided market in a single instrument with the intention of either capturing the spread in the primary instrument or locking in a return by hedging in a different but economically similar instrument. The one to many market making strategy involves continuously quoting a two-sided market in a primary instrument (typically an ETF) with the intention of either capturing the spread in the primary instrument or attempting to lock in a return by hedging in a basket of instruments that represent an economically equivalent value to the primary instrument.

For the years ended December 31, 2013 and 2012, our total revenues were approximately $664.5 million and $615.6 million, respectively, our trading income, net, was approximately $623.7 million and $581.5 million, respectively, our Adjusted Net Trading Income was approximately $414.5 million and $366.3 million, respectively, our net income was approximately $182.2 million and $87.6 million, respectively, and our Adjusted Net Income was approximately $215.4 million and $188.3 million, respectively. For the year ended December 31, 2013, we earned approximately 27% of our Adjusted Net Trading Income from Americas equities (of which approximately 20% was attributable to U.S. equities and approximately 7% was attributable to Canadian and Latin American equities), 11% from EMEA equities, 11% from APAC equities, 23% from global commodities, 20% from global currencies and 9% from options, fixed income and other securities. For a reconciliation of Adjusted Net Trading Income to trading income, net, and Adjusted Net Income to net income, see ''Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data.'' Since our inception, we have sought to broadly diversify our market making across securities, asset classes and geographies, and as a result, for the year ended December 31, 2013, we achieved a diverse mix of Adjusted Net Trading Income results, with no one geography or asset class constituting more than 27% of our total Adjusted Net Trading Income.

The chart below illustrates our daily Adjusted Net Trading Income from January 1, 2009 through February 28, 2014. While we regularly have losing trades or losing trading strategies over the course of a day or larger periods, the overall diversity of our market making activities, together